UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

Commission File Number: 001-37408

DHX Media Ltd.

(Name of registrant)

5657 Spring Garden Road, Suite 505
Halifax, Nova Scotia, Canada
B3J 3R4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F	☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DHX Media Ltd.

Date: September 23, 2019	By:	/s/ Mark Gosine
Name: Mark Gosine
Title: Corporate Secretary

Form 6-K Exhibit Index

Exhibit
Number	Document Description

99.1	News Release Dated September 23, 2019 - DHX Media Reports Q4 and Full Year Fiscal 2019 Results and Announces Name Change to "WildBrain"